June 1, 2012

«Partnership»
«NAME2»
«ADDRESS»
«ADDRESS2»
«CITY», «STATE», «ZIP»

Re: WNC Housing Tax Credit Fund IV, L.P., Series 1 (the “Partnership”) – Property Disposition Notice

Dear «ATTENTION»,

As you may be aware, the Partnership owned a limited partnership interest in Briscoe Manor Limited Partnership (“Briscoe”), a Maryland limited partnership. The Briscoe limited partnership interest was sold by the Partnership in December 2011.  In an appraisal conducted in September 2011, the value of the apartment complex conducted on a restricted rents basis subject to the short-term leases was determined to be $800,000.  The outstanding amount of long-term liabilities as of December 31, 2010 was approximately $1,430,500.  Inasmuch as the appraisal indicated no remaining equity in the apartment complex, the transfer was made for consideration intended to be sufficient to pay for the Partnership’s closing costs.

We would like to remind you of the investment benefits you have received from the Partnership. The average Limited Partner investing in the Partnership during its initial offering has received federal tax credits of approximately 146% of the amount invested. In addition, each Limited Partner has been allocated losses, which are classified as passive losses for most Limited Partners.

The Partnership continues to own interests in other apartment complexes and is seeking to dispose of each and thereafter terminate its operations. Consistent with the Partnership’s objectives, the Partnership has generated passive losses from its operations. For a Limited Partner who is an individual, the tax benefits of such passive losses generally are available (1) only upon the Limited Partner’s taxable disposition of his or her entire interest in the Partnership, or (2) on a proportionate basis in connection with the taxable disposition of the Partnership’s interest in individual apartment complexes. The taxable disposition of an interest in an apartment complex might allow a Limited Partner to use passive losses previously allocated to him or her in connection with such apartment complex and not previously used. The sale of the Briscoe LP interest will result in gross taxable income to Limited Partners. Accordingly each Limited Partner is encouraged to consult his, her or its own tax advisor as to the specific tax consequences as a result of the sales.

If you have any questions please contact Investor Services by phone or email at investorservices@wncinc.com

Best regards,

/s/ Denim Mercado

Denim Mercado
Investor Services Manager

cc: Registered Representative

714.662.5565 714.708.8498 F 17782 Sky Park Circle, Irvine, California 92614
wncinc.com